Exhibit 7.12

December 28, 2015

Jonathan Lundy, Chairman

Quantum Fuel Systems Technologies Worldwide, Inc.

25242 Arctic Ocean Drive,

Lake Forest, CA 92630

Via e-mail: jlundy@aecl.ca

Mr. Lundy,

Please accept this as notice of my resignation from the Board of Directors of Quantum Fuel Systems Technologies Worldwide, Inc., effective immediately. My resignation is not due to any disagreement with the company on any matter relating to the company’s operations, policies or practices.

Kevin Douglas reserves the right under Section 5.7 of that certain Convertible Note and Warrant Purchase Agreement dated September 15, 2013 to appoint a designee to the company’s Board of Directors at his discretion.

Sincerely,

Tim McGaw